

NASDAQ:CRME   TSX:COM

CARDIOME ANNOUNCES COMMERCIAL LAUNCH OF XYDALBA™ IN THREE NEW EUROPEAN GEOGRAPHIES

Marketing and Promotion of Xydalba Has Now Commenced in Six European Countries

Vancouver, Canada, October 30, 2017 – Cardiome Pharma Corp. (NASDAQ:CRME / TSX:COM) today announced that it has initiated the commercial launch of Xydalba™ (dalbavancin hydrochloride) in Sweden, Finland and the Republic of Ireland. Xydalba is approved by the European Medicines Agency (EMA) for the treatment of Acute Bacterial Skin and Skin Structure Infections (ABSSSIs) in adults.

"We're making steady progress in advancing the commercial availability of Xydalba throughout our licensed territories and have now launched this important antibiotic in a total of six European countries," said Hugues Sachot, Cardiome's Chief Commercial Officer. "Our established commercial infrastructure throughout Europe continues to support these launches and ensures that patients suffering from infectious disease have access to this acute care treatment."

"Xydalba offers medical professionals a flexible dosing option that will allow them to best manage therapy of this serious infection based on individual patient need," said Dr. William Hunter, Cardiome's President and CEO. "Our geographic footprint continues to expand, allowing us to make our portfolio of differentiated hospital products available to patients through our ex-U.S. global distribution capabilities and as we build a world-class acute care pharmaceutical company.

Xydalba was approved by the U.S. Food and Drug Administration (FDA) in 2014 for the treatment of adult patients with ABSSSI caused by susceptible Gram-positive bacteria, including MRSA. Dalbavancin is commercialized under the trade name Dalvance® in the U.S. and Xydalba in certain countries outside the U.S. Cardiome has rights to commercialize Xydalba under an agreement with Allergan plc in France, the United Kingdom, Germany, Belgium, Nordic countries, certain other Western European countries, various Middle Eastern countries, and Canada.

About XYDALBA™

Xydalba™ for infusion is a second generation, semi-synthetic lipoglycopeptide, which consists of a lipophilic side-chain added to an enhanced glycopeptide backbone. Xydalba is the first and only 30-minute, one-dose treatment option for acute bacterial skin and skin structure infections (ABSSSI) that delivers a full course of IV therapy. Xydalba can be administered as either one 1500 mg dose or as a two-dose regimen of 1000 mg followed one week later by 500 mg, each administered over 30 minutes. Xydalba demonstrates bactericidal activity *in vitro* against a range of Gram-positive bacteria, such as *Staphylococcus aureus* (including methicillin-resistant, also known as MRSA, strains) and *Streptococcus pyogenes*, as well as certain other streptococcal species.

About ABSSSI

There were more than 4.8 million hospital admissions of adults with ABSSSI from 2005 through 2011, which included patients with cellulitis, erysipelas, wound infection, and major cutaneous abscess. In fact, hospital admissions for ABSSSI significantly increased by 17.3 percent during this timeframe. The majority of all skin and soft tissue infections in hospitalized patients are caused by streptococci and *Staphylococcus aureus*, and approximately 59 percent of these *S. aureus* infections in the U.S. are estimated to be caused by MRSA. Early and effective treatment of ABSSSI is critical to optimize patient recovery and for certain patients may also help to avoid potentially lengthy and costly hospital stays.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Cardiome develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting betablocker used to control rapid heart rate in a number of cardiovascular indications. Cardiome's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver Remodulin® (treprostinil) the world's leading treatment for pulmonary arterial hypertension.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2017 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing or future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities. These and other risks are described in the Form 40F and associated documents filed March 29, 2017 (see for example, "Risk Factors" in the Annual Information Form for the year ended December 31, 2016), in the Form 6-K filed August 10, 2017, and in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

Contact:

Justin Renz
CFO
Cardiome Pharma Corp.
604.677.6905 ext. 128
800.330.9928
jrenz@cardiome.com

Argot Partners
Michelle Carroll/Sean Augustine-Obi
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